November 24, 2008

Veronica Castillo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

>Re: The Cushing MLP Total Return Fund
>   File Nos. 333-154880 and 811-22072

Dear Ms. Castillo:

On October 30, 2008, you filed a registration statement on Form N-2 for The Cushing MLP Total Return Fund [to register a shelf offering of common shares]. Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Cover Page

1.   The first paragraph of the section captioned "Investment Strategy" states that MLP investments include "securities that are derivatives of interests in MLPs." On page 29, in the paragraph captioned "I-Shares", "securities that are derivatives of interests in MLPs are derivatives of interests in MLPs are I-Shares or derivative securities that otherwise have economic characteristics of MLP securities." Please include this disclosure from page 29 on the Cover Page.

Prospectus Summary — The Fund's Investments (Page 3)

2.   As noted above, the Cover Page states that the Fund may invest in securities that are derivatives of interests in MLPs. Please disclose the Fund's use of MLP derivatives in this section.

Principal Risks of the Fund — Short Sales Risk (Page 18)

3.   Inasmuch as the risks related to short sales are identified as principal risks of investing, please describe the use of short sales in the section entitled "Investment Objective and Policies".

Summary of Fund Expenses (Page 21)

4.   The section titled "Tax Treatment of the Fund", on page 7 of the prospectus, states that the Fund will be treated as a "C" corporation and will be subject to U.S. federal income tax on its taxable income. It also states that the Fund may be subject to state income tax. Please inform us whether tax expenses have been included in the fee table, and if not, why not.

5.   This section includes two tables showing the Fund's annual expenses: one showing expenses assuming leverage is used and one showing expenses assuming no leverage is used. Please move the second table into a footnote and indent the table in the footnote to prevent investors from confusing it with the actual fee table. Please make conforming changes to the fee table which appears in the Prospectus Supplement on page S-1 of the registration statement.

6.   Footnote (4) to the fee table states that the Investment Adviser intends to reimburse Fund expenses exceeding 1.50% of average weekly Managed Assets. Please inform us whether the Adviser is currently reimbursing any expenses.

General Comments

7.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

8.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

9.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

10.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

11.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

13.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel